UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 26, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

February 26, 2013

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated February 21, 2013 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the BAC1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the BAC2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the F Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the NVDA Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the X Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the FCX1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the FCX2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the LVS Securities (as defined in Annex A hereto), the Final Terms Supplement dated February 21, 2013 relating to the URI1 Securities (as defined in Annex A hereto) and the Final Terms Supplement dated February 21, 2013 relating to the URI2 Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated February 26, 2013 representing the ANR Securities, (d) the Global Security dated February 26, 2013 representing the BAC1 Securities, (e) the Global Security dated February 26, 2013 representing the BAC2 Securities, (f) the Global Security dated February 26, 2013 representing the F Securities, (g) the Global Security dated February 26, 2013 representing the NVDA Securities, (h) the Global Security dated February 26, 2013 representing the X Securities, (i) the Global Security dated February 26, 2013 representing the FCX1 Securities, (j) the Global Security dated February 26, 2013 representing the FCX2 Securities, (k) the Global Security dated February 26, 2013 representing the GNW Securities, (l) the Global Security dated February 26, 2013 representing the LVS Securities, (m) the Global Security dated February 26, 2013 representing the URI1 Securities, (n) the Global Security dated February 26, 2013 representing the URI2 Securities, (o) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (p) the Officers’ Certificate dated December 19, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (p) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$183,350.00

Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of Bank of America Corporation) (the “BAC1 Securities”)	$140,000.00

Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of Bank of America Corporation) (the “BAC2 Securities”)	$250,000.00

Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of Ford Motor Company) (the “F Securities”)	$165,000.00

Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of NVIDIA Corporation) (the “NVDA Securities”)	$196,000.00

Trigger Phoenix Autocallable Optimization Securities due February 28, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X Securities”)	$160,100.00

Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX1 Securities”)	$654,432.24

Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX2 Securities”)	$99,995.28

Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$281,927.70

Trigger Yield Optimization Notes due February 26, 2014 (Linked to the performance of the common stock of Las Vegas Sands Corp.) (the “LVS Securities”)	$584,584.60

Trigger Yield Optimization Notes due August 26, 2013 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI1 Securities”)	$169,732.08

Trigger Yield Optimization Notes due August 26, 2013 (Linked to the performance of the common stock of United Rentals, Inc.) (the “URI2 Securities”)	$99,842.40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 26 February 2013

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